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02033902

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2002

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PROCESSED
MAY 2 0 2002
THOMSON
FINANCIAL

SILICOM LIMITED

(Translation of Registrant's name into English)

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8 Hanagar Street, Kfar Sava 44000, Israel

(Address of Principal Executive Offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: **Form 20-F** ☑ **Form 40-F** ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: **Yes** ☐ **No** ☑

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On April 29, 2002, the Registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K and which is hereby incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Silicom Ltd.
(Registrant)

By: ______________________
Ilan Erez
Chief Financial Officer

Dated: April 30, 2002

Exhibit 1

Silicom Ltd.
Connectivity Solutions

FOR IMMEDIATE RELEASE

SILICOM AND HYUNDAI NETWORKS TO CO-DEVELOP INDUSTRY'S 1ST SELF-INSTALLING ADSL MODEM

-- By Automating Broadband Internet Installation, Iplug™ Modem Will Help Service Providers Eliminate Installation Bottlenecks --

KFAR SAVA, Israel – April 29, 2002 – SILICOM LTD. (NASDAQ:SILCF), a leading provider of innovative connectivity solutions, Hyundai Networks Inc., a major Korean manufacturer of broadband network equipment, and Nemo-GeoPol, today announced the co-development of the industry's first self-installing ADSL modem. Featuring Silicom's patent-pending Self-Install Iplug™ connectivity technology and Hyundai's advanced modem design, the groundbreaking device will offer high-speed ADSL connectivity and a completely automatic installation process. Plugged into the PC's USB port, the Iplug™ modem will automatically and independently complete all installation and configuration steps, guaranteeing an error-free installation process with no need for user intervention, knowledge, or installation media.

According to a three-year agreement, Silicom and Hyundai are jointly porting the Iplug™ technology into the modem, and Hyundai will manufacture it. Both Silicom and Hyundai will retain rights to market the Iplug empowered modem under their own brand names. Sales of the modem by Hyundai will also grant Silicom a royalty fee per each unit sold. In addition, ITC Global Corporation and Nemo-GeoPol, marketing firms which facilitated the agreement between the two parties, have been granted marketing rights with royalties to be paid to Silicom for any unit sold.

Commenting on the agreement, K. S. Cho, Vice President Sales & Marketing of Hyundai Networks Inc., said, "Heavy DSL demand is now a reality throughout the world, and broadband providers face severe installation bottlenecks that threaten their market share. The groundbreaking Iplug™ modem will give service providers a competitive edge, offering them a simple and elegant way to eliminate service backlogs and improve customer satisfaction. We are delighted to partner with Silicom, whose technological superiority and innovation so closely match our own, in introducing this pioneering product. We are confident that it answers significant market demand and will become a sales driver for both our companies."

Mr. Shaike Orbach, President of Silicom Ltd., added, "We are very pleased to partner with Hyundai, well known for its advanced broadband networking technology and a leading supplier of ADSL modems and equipment, in bringing the first Self-Installing ADSL modem to a growing market. This strategic agreement is another validation of our Iplug™ Self-Install technology, and confirms the potential of our Intellectual Property marketing strategy, which we are pursuing in parallel with channel and product sales. To take full advantage of Iplug's™ favorable positioning as an industry 'first,' we are focusing our marketing efforts on Iplug™ technology and products, and are encouraged by initial contacts with broadband equipment manufacturers, service providers, and PC peripheral industry players."

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About Hyundai Networks Inc.
Hyundai Networks is a specialized broadband network equipment company based in Korea. Spun off from Hynix Semiconductor (formerly Hyundai Electronics) in 2001, Hyundai Networks focuses on broadband multimedia access equipment on the basis of DSL (primarily ADSL and VDSL-based broadband integrated solutions), ATM, and IP technologies. Hyundai's products are used extensively throughout the Far East, with major customers such as China Telecom, Korea Telecom, Thailand LENSO, Hanaro Telecom, Russia NTC, and others. For more information, please visit the company's website at http://english.speedxess.net.

About Silicom

Silicom Ltd. is an industry leading provider of communications connectivity solutions and advanced enabling technologies, making it the preferred time-to-market and performance partner to manufacturers and providers of Multi-Tenant Unit (MTU) and Multi-Dwelling Unit (MDU), Broadband Internet Access, and home networking solutions, as well as other hardware manufacturers. With core expertise in high performance, innovative technologies for the USB interface, networking, and operating systems, the Company provides innovative solutions on an intellectual property licensing, joint development, or OEM basis to many of the industry's largest players. It also offers an extensive range of PC Card and USB products with support for Home Networking, Fast Ethernet, Modems, and serial ports. For more information about Silicom, please visit our web site: www.silicom.co.il.

About Nemo –GeoPol .

Nemo-GeoPol is an international trading and marketing partnership. For the past several years, it represented and managed Samsung Group ,Tel Aviv Liaison Office. The partnership has extensive business relationships in S. Korea , Europe and the Middle East .

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Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Contacts:

Harris Lee, Hyundai Networks, Inc.
Tel:+82-2-580-5640
E-mail: harrislee@speedxess.net

Ilan Erez, Silicom Ltd.
Tel: +972-9-764-4555
E-mail: ilane@silicom.co.il

Michael Har, Managing Director, ITC Global Corp.
Tel:+82-2-566-1615
E-mail: michaelhar@itcglobal.biz

Zohar Ben-Yosef, Nemo GeoPol
Tel: +972-3-751-8394
E-mail: zo_tlvsc@netvision.net.il, zohar@take-care.co.il